
03025190

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUL - 1 2003
188

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2002**

or


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO ______

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION
(Full Title of the Plan)

AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CR

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

EXHIBIT INDEX

Exhibit 23. Independent Auditors' Consent of LeMaster & Daniels, PLLC

Exhibit 23



LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation of our report dated March 28, 2003, appearing in the Annual Report on Form 11-K of the Investment and Employee Stock Ownership Plan for Employees of Avista Corp. for the year ended December 31, 2002.

Le Master & Daniels PLLC

Spokane, Washington
June 26, 2003

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

Financial Statements and Independent Auditors' Report

December 31, 2002 and 2001


AVISTA
Corp.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Contents



LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT

Compensation & Organization Committee
Investment and Employee Stock
Ownership Plan for Employees of
Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
March 28, 2003

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Net Assets Available for Benefits — December 31, 2002

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ASSETS:			
Investments, at current value:			
Cash equivalents	$ 10,906	$ 2,176	$ 13,082
Common stock	35,300,414	1,957,883	37,258,297
Mutual funds	67,812,273	-	67,812,273
Common/collective trust	23,560,938	-	23,560,938
Participant loans	2,174,049	-	2,174,049
Total investments	128,858,580	1,960,059	130,818,639
Receivables:			
Employer contributions	128,886	-	128,886
Employee contributions	304,140	-	304,140
	433,026	-	433,026
Total assets	129,291,606	1,960,059	131,251,665
LIABILITIES:			
Broker payable for unsettled trades	8,537	-	8,537
Note payable	-	4,145,500	4,145,500
Total liabilities	8,537	4,145,500	4,154,037
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS	$129,283,069	$ (2,185,441)	$127,097,628

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Net Assets Available for Benefits — December 31, 2001

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ASSETS:			
Investments, at current value:			
Cash equivalents	$ 560,247	$ 2,177	$ 562,424
Common stock	36,928,902	3,220,483	40,149,385
Mutual funds	82,495,130	-	82,495,130
Common/collective trust	20,467,595	-	20,467,595
Participant loans	2,094,587	-	2,094,587
Total investments	142,546,461	3,222,660	145,769,121
Receivables:			
Employer contributions	130,088	-	130,088
Employee contributions	302,207	-	302,207
	432,295	-	432,295
Total assets	142,978,756	3,222,660	146,201,416
LIABILITY:			
Note payable	-	5,679,250	5,679,250
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS	$142,978,756	$ (2,456,590)	$140,522,166

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ADDITIONS:			
Investment income (loss):			
Interest and dividends	$ 3,941,105	$ 397,240	$ 4,338,345
Net depreciation in current value of investments	(21,958,578)	(310,333)	(22,268,911)
	(18,017,473)	86,907	(17,930,566)
Contributions:			
Employer	2,590,793	1,622,974	4,213,767
Employee	7,792,479	-	7,792,479
Rollovers	470,713	-	470,713
	10,853,985	1,622,974	12,476,959
Allocation of 73,505 shares of Avista Corp. common stock, at market	952,267	-	952,267
	(6,211,221)	1,709,881	(4,501,340)
DEDUCTIONS:			
Distributions to participants	7,373,922	-	7,373,922
Administrative expenses	110,544	-	110,544
Interest expense	-	486,465	486,465
Allocation of 73,505 shares of Avista Corp. common stock, at market	-	952,267	952,267
	7,484,466	1,438,732	8,923,198
NET INCREASE (DECREASE)	(13,695,687)	271,149	(13,424,538)
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:			
Beginning of year	142,978,756	(2,456,590)	140,522,166
End of year	$129,283,069	$ (2,185,441)	$127,097,628

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ADDITIONS:			
Investment income (loss):			
Interest and dividends	$ 4,394,660	$ 402,931	$ 4,797,591
Net depreciation in current value of investments	(30,882,330)	(2,113,945)	(32,996,275)
	(26,487,670)	(1,711,014)	(28,198,684)
Contributions:			
Employer	2,668,372	1,579,064	4,247,436
Employee	8,170,039	-	8,170,039
Rollovers	544,712	-	544,712
	11,383,123	1,579,064	12,962,187
Allocation of 72,116 shares of Avista Corp. common stock, at market	1,095,181	-	1,095,181
	(14,009,366)	(131,950)	(14,141,316)
DEDUCTIONS:			
Distributions to participants	8,205,338	-	8,205,338
Administrative expenses	57,622	-	57,622
Interest expense	-	621,745	621,745
Allocation of 72,116 shares of Avista Corp. common stock, at market	-	1,095,181	1,095,181
	8,262,960	1,716,926	9,979,886
NET DECREASE	(22,272,326)	(1,848,876)	(24,121,202)
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:			
Beginning of year:			
As previously reported	165,251,082	-	165,251,082
Restatement	-	(607,714)	(607,714)
As restated	165,251,082	(607,714)	164,643,368
End of year	$142,978,756	$ (2,456,590)	$140,522,166

See accompanying notes to financial statements.

NOTE 1 —DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a. *General* – Effective January 1, 1984, Avista Corporation (Corporation) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2001, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation.

b. *Eligibility* – Employees are eligible to participate in the Plan after their first pay period following employment.

c. *Funding policy* – Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld. The employer contribution is equal to 75% of the first 6% of compensation deferred. Employer contributions are made out of current or accumulated earnings of the Corporation.

d. *Employee contributions* – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to not less than 1% nor more than 25% of their earnings. Employee contributions represent tax-deferred compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee.

e. *Employer contributions* – The Corporation and most subsidiaries have an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary. Employer contributions are first applied to the Employee Stock Ownership Plan (ESOP) Fund to set aside a fixed number of shares of Corporation stock (see note 5). If these shares do not satisfy the required employer contribution for the quarter, additional shares of Corporation stock are purchased from the Corporation or on the open market and applied to the Avista Corporation Company Stock Fund. Shares are distributed to the accounts of participants in the proportion that each participant's contribution bears to total employee contributions for that quarter.

f. *Vesting* – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

NOTE 1 —DESCRIPTION OF THE PLAN (continued):

g. *Distributions* – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship as determined by the Compensation & Organization Committee. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may, with the approval of the Compensation & Organization Committee, withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, equal annual installments over a period not to exceed three years, or monthly installments over not more than 15 years.

h. *Participant loans* – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant's account balance, are repaid by payroll deduction over a term not to exceed five years (10 years for a primary residence loan).

i. *Administration* – The Plan is administered by the Compensation & Organization Committee consisting of directors and employees appointed by the Corporation's Board of Directors. Payment of certain administrative expenses is the responsibility of the Plan.

j. *Termination of the Plan* – The Corporation may discontinue employer contributions and terminate the Plan by resolution of the Board of Directors. In the event of termination, the rights of Plan participants are nonforfeitable. The assets will be distributed based on the value of a prior valuation date plus any employee and employer contributions made between the valuation date and the date the Plan is terminated. Any balance remaining in the trust fund will be allocated to Plan participants ratably in proportion to the values of their respective accounts.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. The accounting records of the Plan are maintained on the accrual basis. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

b. Investments are stated at current market value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund's net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Corporation stock held in the Avista Corporation Company Stock Fund is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c. Benefits are recorded when paid.

d. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation with no effect on previously reported net assets available for benefits.

NOTE 3 —INCOME TAX STATUS:

The Plan obtained its latest determination letter in July 2002 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code.

NOTE 4 —INVESTMENTS:

As of December 31, 2002, the Plan's investments were held by The Vanguard Group, Inc. Investments consist of the following investment funds:

a. *Vanguard Retirement Savings Trust* – Monies in this fund are invested in high-quality fixed income securities with financial backing from insurance companies, commercial banks, and other conservative, short-term vehicles. The rate of return for this fund is generally expected to be higher than that of money market funds.

b. *Vanguard Total Bond Market Index Fund* – This fund invests in U.S. Treasury, federal agency, mortgage backed, and investment grade securities. The fund invests in a large sampling that matches key characteristics of the Lehman Brothers Aggregate Bond Index.

c. *Vanguard Wellington Fund* – This fund seeks income and long-term growth of capital without undue risk to capital. The fund's assets are divided between common stocks and bonds.

d. *Vanguard 500 Index Fund* – This stock index fund attempts to duplicate the investment results of the Standard & Poor's 500 Index.

e. *Columbia Small Cap Fund* – This fund seeks capital appreciation through investments in smaller companies with above-average growth potential. Small cap stocks are subject to price volatility and higher investment risk.

f. *Janus Worldwide Fund* – This fund seeks long-term growth by investing in both domestic and foreign stocks. Since it carries higher levels of risk and volatility, it is suited for the aggressive growth portion of a diversified account.

NOTE 4 —INVESTMENTS (continued):

g. *Ivy International Fund* – The primary objective of this fund is to obtain long-term capital appreciation through an aggressive and value-oriented portfolio consisting primarily of stocks of international companies.

h. *Janus Twenty Fund* – This fund seeks long-term growth by investing in stocks. Since it carries higher levels of risk and volatility, it is suited for the aggressive growth portion of a diversified account.

i. *Artisan International Fund* – The fund invests in international equity markets, across capitalizations and regions, with a focus on well-managed growth companies.

j. *Vanguard Small Cap Value Index Fund* – This fund seeks long-term growth of capital by investing in stocks with lower-than-average price/earnings and price/book ratios. The fund seeks to track the performance of the Standard & Poor's SmallCap 600/ Barra Value Index.

k. *Vanguard Value Index Fund* – This fund seeks long-term growth of capital and income from dividends and invests in stocks that have prices that are below average in comparison to their net worth. The fund holds all the stocks in the Standard and Poor's SmallCap 600/ Barra Value Index in approximately the same proportions as those represented in the index.

l. *Dodge & Cox Stock Fund* – This fund seeks long-term growth of principal and income by investing in stocks that appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth.

m. *Sterling Capital Small Cap Value Fund* – This fund seeks to provide maximum long-term total return consistent with reasonable risk to capital. The fund primarily invests in common stocks of companies with market capitalizations of $1.4 billion or less.

n. *Avista Corporation Company Stock Fund* – Monies are invested and reinvested, including all income thereon, in common stock of the Corporation purchased on the open market or from the Corporation.

o. *Employee Stock Ownership Plan (ESOP) Fund* – Employer contributions purchase a fixed number of shares of common stock of the Corporation from a trust fund established on behalf of the Plan.

p. *Self-directed accounts* – This option provides participants with the opportunity to further diversify their investments by accessing most mutual funds or individual securities available on the market.

NOTE 4 —INVESTMENTS (continued):

Investments as of December 31, 2002 and 2001, were as follows:

	December 31,	
	2002	2001
Cash equivalents	$ 13,082	$ 562,424
Vanguard Wellington Fund	15,020,123	16,752,853
Vanguard 500 Index Fund	22,931,839	30,716,128
Vanguard Retirement Savings Trust	23,560,938	20,467,595
Vanguard Total Bond Market Index Fund	5,459,516	3,426,638
Vanguard Small Cap Value Index Fund	809,253	-
Vanguard Value Index Fund	96,692	-
Columbia Small Cap Fund	8,387,183	12,338,922
Janus Twenty Fund	3,418,615	5,258,955
Janus Worldwide Fund	6,155,087	9,856,691
Ivy International Fund	-	4,144,943
Artisan International Fund	3,511,377	-
Dodge & Cox Stock Fund	1,604,185	-
Sterling Capital Small Cap Value Fund	418,403	-
Avista Corporation Company Stock Fund	35,821,217	38,593,963
Self-directed accounts	1,437,080	1,555,422
Participant loans	2,174,049	2,094,587
	$ 130,818,639	$ 145,769,121

Net depreciation in value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2002 and 2001, was as follows:

	Years Ended December 31,	
	2002	2001
Mutual funds	$ (16,837,680)	$ (13,452,135)
Common stock	(5,120,898)	(17,430,195)
	$ (21,958,578)	$ (30,882,330)

NOTE 5 —EMPLOYEE STOCK OWNERSHIP PLAN (ESOP):

In April 1990 an ESOP component was added to the Plan. The Corporation and the trustee executed a promissory note in the amount of $14,125,000 in consideration for 500,000 new shares of Corporation stock that were transferred to an ESOP trust fund (number of shares subsequently doubled due to 2-for-1 stock split). As quarterly principal payments are made against the note, a fixed number of shares is released from the trust fund and transferred to the ESOP Fund where they are allocated to Plan participants. The note is to be repaid over a 15-year term at an annual interest rate of 9.5%. Principal payments on this note are as follows:

Years Ending December 31,	Amount
2003	$1,722,000
2004	1,928,250
2005	495,250

The note is collateralized by the unallocated shares of Corporation stock remaining in the trust fund. Allocated and unallocated portions of the ESOP component of the Plan are as follows:

	December 31,			
	2002		2001	
	Allocated	Unallocated	Allocated	Unallocated
Number of Corporation shares	830,633	169,367	757,128	242,872
Cost	$ 11,732,691	$ 2,392,309	$ 10,694,433	$ 3,430,567
Market	$ 9,602,117	$ 1,957,883	$ 10,039,517	$ 3,220,483

NOTE 6 —PARTICIPANT WITHDRAWALS:

Certain participants elected to withdraw from the Plan (e.g., by termination of employment) and were paid subsequent to the Plan's year end. Those withdrawals amounted to approximately $85,000 and $108,000 as of December 31, 2002 and 2001, respectively. For financial reporting purposes, those amounts are not included as distributions in the statements of changes in net assets available for benefits until actually paid.

NOTE 6 —PARTICIPANT WITHDRAWALS (continued):

The Department of Labor requires that participant withdrawals be reported as a liability on Form 5500 in the year the participant withdraws from the Plan. The following is a reconciliation of certain items per the financial statements to Form 5500:

	December 31,	
	2002	2001
Net assets available for benefits per the financial statements	$ 127,097,628	$ 140,522,166
Participant withdrawals payable	(85,000)	(108,000)
Net assets available for benefits per Form 5500	$ 127,012,628	$ 140,414,166
Distributions to participants per the financial statements	$ 7,373,922	$ 8,205,338
Participant withdrawals payable, beginning of year	(108,000)	(18,723)
Participant withdrawals payable, end of year	85,000	108,000
Distributions to participants per Form 5500	$ 7,350,922	$ 8,294,615

NOTE 7 —RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 8 —RESTATEMENT:

The financial statements as of January 1, 2001, were restated to reflect the net assets of the unallocated portion of the ESOP on the face of the statements. The effect was to reduce total net assets by $607,714 (which is the deficiency in net assets recorded in the unallocated portion of the ESOP as of January 1, 2001). There was no effect on previously reported net assets of the 401(k) and allocated ESOP portion of the Plan.

The effect on previously reported total net assets for the year ended December 31, 2001, was a net decrease of $1,848,876. There was no effect on previously reported net assets of the 401(k) and allocated ESOP portion of the Plan for the year ended December 31, 2001.

SUPPLEMENTAL INFORMATION

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Schedule of Assets Held for Investment Purposes — December 31, 2002

Identity of Issue	Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Cash equivalents:		
Interest-bearing cash equivalents	Due on demand, rate fluctuates daily	$ 13,082
Common/collective trust:		
Vanguard Retirement Savings Trust	23,560,938 shares	23,560,938
Mutual funds:		
Artisan International Fund	237,416 shares	3,511,377
Columbia Small Cap Fund	514,551 shares	8,387,183
Dodge & Cox Stock Fund	18,219 shares	1,604,185
Janus Twenty Fund	117,843 shares	3,418,615
Janus Worldwide Fund	191,568 shares	6,155,087
Sterling Capital Small Cap Value Fund	34,155 shares	418,403
Vanguard 500 Index Fund	282,586 shares	22,931,839
Vanguard Small Cap Value Index Fund	94,983 shares	809,253
Vanguard Total Bond Market Index Fund	525,965 shares	5,459,516
Vanguard Value Index Fund	6,600 shares	96,692
Vanguard Wellington Fund	611,568 shares	15,020,123
Total mutual funds		67,812,273
Common stock:		
Avista Corporation	4,339,362 shares	35,821,217
Self-directed securities	Various	1,437,080
Total common stock		37,258,297
Participant loans	Interest rates from 5.75% to 10.50% per annum; maturity dates from 2003 to 2012	2,174,049
Total investments		$130,818,639

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2002 Form 5500, Return of Employee Benefit Plan.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Chief Financial Officer, responsible for administration of The Investment and Employee Stock Ownership Plan of Avista Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 27, 2003.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION



By____________________

Name: Malyn K. Malquist

Title: Senior Vice President & Chief Financial Officer